SQN Capital Management, LLC

June 4, 2012

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jay Ingram

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

RE:	SQN Alternative Investment Fund III L.P.

Post-Effective Amendment No. 2 to Registration Statement on Form S-1

Filed May 23, 2012

File No. 333-166195

Dear Mr. Ingram:

We have electronically transmitted the following: (1) this letter; and (2) Post-Effective Amendment No. 2 to Registration Statement on Form S-1 (“POS AM No. 2”). The changes reflected in POS AM No. 2 include those made in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s comment letter dated June 1, 2012.

We have also sent to you, by Federal Express, courtesy copies of the following: (1) this letter; and (2) a clean copy of POS AM No. 2, as well as a copy which has been marked to show changes from our Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-166195), filed by us on May 23, 2012.

Set forth below are our responses to the comments raised in your letter. For your convenience, we have provided each of your numbered comments followed by our responses.

General

1.	We note that your original registration statement was declared effective on March 17, 2011 and included your audited financial statements for the year ended December 31, 2010. In that registration statement, you undertook to file post effective amendments in order to update your prospectus pursuant to Section 10(a)(3) of the Securities Act. It appears that your first Section 10(a)(3) update was required on or before April 30, 2012. Based on the disclosure in your Form 10-Q for the Quarter Ended March 31, 2012, it appears that you may have made offers and sales using this prospectus during the period in which your audited

110 William Street, 26th Floor, New York, New York 10038

Phone (212) 422-2166 Fax (877) 214-1475

www.SQNcapital.com

financial statements were not current. Please provide us with a legal analysis of your compliance with Sections 5 and 10(a)(3) of the Securities Act.

RESPONSE: As noted in the Staff’s comment, we were required to update our prospectus pursuant to Section 10(a)(3) of the Securities Act of 1933 on or before April 30, 2012. Although our prospectus was not updated on or before April 30, 2012, we ceased making offers and sales of our limited partnership units on April 30, 2012, and hereby confirm to the Staff that we will not make any offers and sales in the future until POS AM No. 2 is declared effective by the Commission.

2.	Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

RESPONSE: We have updated our financial statements in POS AM No. 2 by incorporating by reference to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, filed with the Commission on May 11, 2012. This incorporation by reference appears on page 103 of POS AM No. 2.

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Notwithstanding the Staff’s comments, in the event the Commission or the Staff, acting pursuant to delegated authority, declares POS AM No. 2 effective, we respectfully request acceleration of the effective date of the pending registration statement. With respect to such request, we acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (212) 422-2166 if you have any questions or comments regarding the foregoing responses.

Sincerely,

Jeremiah J. Silkowski

President and Chief Executive Officer

cc:	Erin Jaskot, Esq., United States Securities and Exchange Commission

John J. Leonti, Esq., Troutman Sanders LLP